SMITH BARNEY MASSACHUSETTS MUNICIPALS FUND



March 4, 1999

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

	Re:	Smith Barney Massachusetts Municipals Fund  CIK No.
0000809846
		Request for Withdrawal of Amendment to Registration
Statement on Form N-1A
		File No. 33-11417

Ladies and Gentlemen:

We respectfully request that Post-Effective Amendment No. 18 to Registration Statement on Form N-1A be withdrawn. The Amendment was inadvertently filed on January 29, 1999 (Accession No. 0000091155-99-000038) under the incorrect Securities Act of 1933 Post Effective number due to an administrative oversight.

Registrant requests withdrawal of the amendment pursuant to Rule 477
(a) under the Securities Act of 1933.

Sincerely,


/s/Michael Kocur
Michael Kocur
Assistant Secretary